Charlton Aria Acquisition Corp

221 W 9th St, #848
Wilmington, Delaware

June 15, 2026

Eric McPhee

Mark Rakip
Division of Corporation Finance
Office of Real Estate & Construction
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C., 20549

Re:	Charlton Aria Acquisition Corp
Form 10-K for Fiscal Year Ended December 31, 2025
File No. 001-42386

Dear Mr. McPhee and Mr. Rakip:

This letter is in response to the letter dated June 4, 2026, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Charlton Aria Acquisition Corp (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly.

Form 10-K for Fiscal Year Ended December 31, 2025

Item 15. Exhibit and Financial Statement Schedules

Exhibits 31.1 and 31.2, page 29

1.	In future periodic filings, please revise your officer certifications to include the introductory language within paragraph 4 and the entirety of paragraph 4(b) pertaining to internal control over financial reporting. Refer to Item 601(b)(31)(i) of Regulation S-K.

Response: We hereby confirm that in future periodic filings, we will revise our officer certifications to include introductory language within paragraph 4 and the entirety of paragraph 4(b) pertaining to internal control over financial reporting.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Arila E. Zhou, Esq., of Robinson & Cole LLP, at (212) 451-2908.

[Signature Page Follows]

Very truly yours,

By:	/s/ Jung Min Lee
Jung Min Lee
Chief Executive Officer

cc:	Arila E. Zhou, Esq.
Robinson & Cole LLP

[signature page to the SEC response letter]

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